December 18, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Eric Envall

Re:	Financial Institutions, Inc. Registration Statement on Form S-4 File No. 333-251030

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Financial Institutions, Inc. (the “Registrant”), hereby requests that the effective date of the Registration Statement on Form S-4 filed by the Registrant with the U. S. Securities and Exchange Commission be accelerated so that the same may become effective at 12:00 p.m. on Tuesday, December 22, 2020, or as soon thereafter as practicable.

If you have any questions or comments, please contact Alexander McClean of Harter Secrest & Emery LLP at (585) 231-1248.

Very truly yours,

Financial Institutions, Inc.

By:	/s/ W. Jack Plants
W. Jack Plants
Senior Vice President and Corporate Treasurer